Exhibit (a)(1)(I)

February 28, 2020
 INNOVATE BIOPHARMACEUTICALS, INC.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

To the Holders of the Original Warrants:

As you know, Innovate Biopharmaceuticals, Inc. (the ‘‘Company’’) is offering to Eligible Holders the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $0.15 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of February 12, 2020 (as amended, the ‘‘Offer to Amend and Exercise’’). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials, each dated February 12, 2020, were previously provided to you.

Since the mailing of the offering materials, the Company has received comments to the offering materials from the Securities and Exchange Commission (the ‘‘SEC’’). In response to the SEC’s comments, we have amended the Schedule TO by means of amendments filed on February 20 and 28, 2020 and made the following changes to the Offering Materials:

The definition of Eligible Holders is updated as follows:

A holder of outstanding warrants listed below is referred to as an “Eligible Holder”:

Issue Date	Number of Warrants	Exercise Price	Expiration Date
1/29/2018	1,410,364	$3.18	1/29/2023
1/29/2018	349,555	$2.54	1/29/2023
3/18/2019	2,508,634	$2.56	3/18/2024
3/18/2019	4,181,068	$4.00	3/18/2020
5/17/2019	3,897,010	$2.13	5/17/2024

The Offer Materials were mailed to Eligible Holders of record on February 12, 2020. In the event that there is a transfer of ownership of the Original Warrants, transferees will be eligible to participate in the Offer.

The disclosures related to the accredited investor status of Eligible Holders are updated as follows:

As part of the Election to Participate and Exercise Warrant, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. Although the Company requires that Eligible Holders of Original Warrants complete an accredited investor questionnaire, Eligible Holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise. However, the Company will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid exemption from registration of all the securities to be issued pursuant to the Offer to Amend and Exercise is not available under the Securities Act and therefore the Company may not consummate the transactions contemplated by the Offer to Amend and Exercise in such case.

We have noted the satisfaction of one Expiration Condition:

As previously stated, the Company filed a proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Proxy Statement”) with respect to a special meeting of stockholders to take place on February 14, 2020 (the “Special Meeting”), to approve certain proposals, including Proposal No. 2 therein whereby Company stockholders were asked to approve the issuance of shares to Eligible Holders in connection with this Offer to Amend and Exercise. The exercise of the Original Warrants is expressly contingent on (i) the approval of Proposal No. 2 by Company stockholders at the Special Meeting and (ii) the satisfaction or waiver of the obligations of each party to the Merger Agreement (the “Expiration Conditions”).

Since the mailing of the offering materials on February 12, 2020, the Company held the Special Meeting. Proposal No. 2 was approved by Company stockholders at the Special Meeting and thus one of the two Expiration Conditions to the exercise of the Original Warrants has been satisfied.

We have listed the most material obligations of each party under the Merger Agreement:

The material obligations of each party under the Merger Agreement include,  among others, (i) that investors shall have committed to participate in a financing in an aggregate amount equal to at least $10,000,000, with such financing to be consummated concurrently with or immediately following the closing of the Merger, (ii) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (iii) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the Company and RDD and compliance in all material respects by the Company, RDD and Merger Sub with their respective covenants contained in the Merger Agreement, (iv) the absence of a material adverse effect on the Company’s or RDD’s businesses, (v) the approval by NASDAQ to list the Company shares to be issued in the Merger, (vi) the expiration of statutory waiting periods required under Israeli law and (vii) the receipt of certain tax rulings from the Israeli Tax Authorities.

Other Revisions:

•	We have filed the Merger Agreement (including Amendment No. 1 thereto) as Exhibit (a)(1)(H) to the Schedule TO.

•	We have clarified and updated certain disclosures relating to the Expiration Date and relating to Withdrawal Rights.

BELOW IS A DESCRIPTION OF THE PROCEDURES TO PARTICIPATE IN THE OFFER. WE ARE INCLUDING THESE FOR REFERENCE AND AS A REMINDER.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the Expiration Date, the following: (i) a signed and completed copy of the enclosed amended Election to Consent, Participate and Exercise

Warrant, (ii) a signed copy of an Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant, (or an Affidavit of Loss and Indemnification Agreement), for cancellation, and (iv) cash in the amount equal to $0.15 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time,

Sincerely,
/s/ Sandeep Laumas, M.D.
Sandeep Laumas, M.D.
Chief Executive Officer
Innovate Biopharmaceuticals, Inc.